EX-99.B18-mbmcp

                        UNITED MUNICIPAL BOND FUND, INC.
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

     This Multiple Class Plan ("Plan") pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended ("1940 Act"), sets forth the multiple class structure for United Municipal Bond Fund, Inc. ("Fund"). This multiple class structure was approved by the Board of Directors of the Fund on February 8, 1995, under an order of exemption issued by the Securities and Exchange Commission on January 11, 1995. Subsequent to such approval, Rule 18f-3 under the 1940 Act was adopted. It was determined that the Fund operate under Rule 18f-3, and this Plan was adopted pursuant to Rule 18f-3. This Plan describes the classes of shares of stock of the Fund -- Class A shares and Class Y shares -- offered to the public on or after January 9, 1996 ("Implementation Date").

General Description of the Classes:

     Class A Shares. Class A shares will be sold to the general public subject to an initial sales charge. The maximum sales charge is 4.25% of the amount invested and declines to 0% based on discounts for volume purchases. The initial sales charge is waived for certain eligible purchasers.

     Class A shares also will be subject to a service fee charged pursuant to a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1") that provides for a maximum fee of .25% of the average annual net assets of the Class A shares of the Fund. All of the shares of the Fund issued pursuant to a Fund prospectus effective prior to the Implementation Date and that are outstanding on the Implementation Date will be designated as Class A shares.

     Class Y Shares. Class Y shares will be sold without an initial sales charge and without a 12b-1 fee. Class Y shares are designed for institutional investors and will be available for purchase by: (i) participants of employee